Exhibit 3.16

AMERICAN BAR ASSOCIATION MEMBERS/

STATE STREET COLLECTIVE TRUST

FUND DECLARATION

TARGET RISK FUNDS

Pursuant to Sections 3.03 and 7.01 of the Declaration of Trust, dated December 5, 1991, as amended as of July 31, 1995 and as further amended as of July 15, 2002 and December 1, 2004, and as amended and restated effective May 1, 2009 (the “Declaration of Trust”), which authorizes State Street Bank and Trust Company of New Hampshire, as trustee (“State Street” or the “Trustee”) of the American Bar Association Members/State Street Collective Trust (the “Collective Trust”), to establish investment funds under the Collective Trust, effective as of July 6, 2009 State Street hereby establishes the Conservative Risk Fund, the Moderate Risk Fund and the Aggressive Risk Fund (each a “Target Risk Fund” and collectively the “Target Risk Funds”). The provisions of the Declaration of Trust are incorporated herein by reference. In addition, the Trustee agrees and declares that it will hold, administer and deal with all money and property received or purchased by it as Trustee of the Collective Trust on behalf of the respective Target Risk Funds subject to the additional terms and conditions set forth in this Fund Declaration. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Declaration of Trust.

1. Investment Objectives. The purpose of the Target Risk Funds is to provide a series of balanced investment funds each of which is designed to correspond to a particular investment risk level. The three Target Risk Funds offer three separate strategies, each with a distinct asset mix. The risk profile of each Target Risk Fund will not automatically readjust over time. The asset mix may change based on changing market conditions as determined by the Trustee.

The Conservative Risk Fund seeks to avoid significant loss of principal. The Moderate Risk Fund seeks to provide long-term capital appreciation and more limited stability of principal. The Aggressive Risk Fund seeks to provide long-term capital appreciation.

Exposure of the Target Risk Funds to equity, fixed income and other asset classes is obtained by investing indirectly in various index or other collective investment funds maintained by State Street Bank and Trust Company (“State Street Bank”).

Assets in each Target Risk Fund for any given year shall be allocated as described in the Prospectus of the Collective Trust then in effect pursuant to which the Units of the Target Risk Fund may be issued (the “Prospectus”). Allocations of the funds underlying the Target Risk Funds are readjusted by State Street Bank on a quarterly basis to maintain the desired percentage allocations.

2. Investment Guidelines and Restrictions. The Target Risk Funds invest directly or indirectly in varying degrees in U.S. stocks (including those of REITs), non-U.S. stocks, bonds and commodity investments. The Target Risk Funds may invest in derivatives to the extent described in the Prospectus.

The Trustee intends to operate each Target Risk Fund as a “qualifying entity” pursuant to Regulation 4.5 of the Commodity Exchange Act.

3. Value of Units in each Target Risk Fund. The initial value of a Unit in each Target Risk Fund on the date of commencement of operations shall be the dollar amount set forth below opposite the name of such Target Risk Fund:

Conservative Risk Fund	$13.00
Moderate Risk Fund	$14.00
Aggressive Risk Fund	$15.00

4. Restrictions on Withdrawals and Transfers. Subject to the Declaration of Trust or as otherwise disclosed in the Prospectus or any supplement thereto, there are no restrictions on withdrawal and transfer of investments in the Target Risk Funds. Units in each Target Risk Fund may be withdrawn or transferred on any Business Day.

5. Fees. For services rendered to or on behalf of the Target Risk Funds, State Street Bank will be entitled to receive compensation in the amounts and at the times set forth in Schedule A and, for so long as the respective assets of the Target Risk Funds are invested directly or indirectly in an index or other collective investment fund maintained by State Street Bank, Schedule B hereto.

6. Investment Advisors. The Trustee retains the right to appoint Investment Advisors to assist the Trustee in managing assets of the Target Risk Funds. Any such Investment Advisors shall be designated from time to time in Schedule C attached hereto, and the Trustee shall enter into investment advisory agreements with such Investment Advisors setting forth the terms and conditions (including any volume or percentage limitations applicable to types, categories or classes of securities) under which any such Investment Advisors will advise and make recommendations to the Trustee and the compensation to be paid to such Investment Advisors.

7. Conflicts. In the event of a conflict between the terms of this document and the Declaration of Trust, the Declaration of Trust shall control unless the Declaration of Trust specifically permits the Trustee to vary the particular provision set forth therein.

IN WITNESS WHEREOF, STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE has caused its name to be signed to this Fund Declaration for the Target Risk Funds by its proper officer as of June 29, 2009.

ATTEST:		STATE STREET BANK AND TRUST COMPANY OF NEW HAMPSHIRE

By:	/s/ Lynda L. Hampton	By:	/s/ Monet T. Ewing
Name:	Lynda L. Hampton	Name:	Monet T. Ewing
Title:	Associate	Title:	Vice President

TARGET RISK FUNDS

FUND DECLARATION

SCHEDULE A

Effective as of July 6, 2009, for services rendered to the Target Risk Funds, and the other Funds listed below, State Street Bank shall be entitled to receive with respect to the assets of the Target Risk Funds, such other Funds a Trust, Management and Administration fee, charged at the following annual rates as set forth below, which will accrue on a daily basis and will be paid monthly from the respective assets of the Target Risk Funds and the other Funds, provided that such fee shall be reduced for any Fund or the Balanced Fund by the amount of any fee1 received by State Street Bank (which for these purposes shall not exceed the amount set forth below), other than the fees expressly provided for in the Fund Declaration of such Fund or the Balanced Fund, as the case may be, on account of the investment of any assets of such Fund or the Balanced Fund in any other collective investment fund maintained by State Street Bank:

Aggregate Value of Assets (excluding for this purpose assets of a Fund consisting of direct holdings of Units in another Fund) in the Stable Asset
Return Fund, the Bond Core Plus Fund, the Balanced Fund, the Large Cap Equity Fund, the Small-Mid Cap Equity Fund, the International All Cap
Equity Fund, the Bond Index Fund, the Large Cap Index Equity Fund, All Cap Index Equity Fund, Mid Cap Index Equity Fund, Small Cap Index
Equity Fund, International Index Equity Fund, Real Asset Return Fund, Retirement Date Funds and the Target Risk Funds

Rate
First $1.0 billion	.202%
Next $1.8 billion	.067%
Over $2.8 billion	.029%

[1]

For the avoidance of doubt, a fee for this purpose does not include any fee that is described in the Prospectus and that is received by State Street Bank from any underlying collective investment fund in which such Fund invests.

TARGET RISK FUNDS

FUND DECLARATION

SCHEDULE B

For management of the assets in the Target Risk Funds, State Street Bank shall be entitled to receive with respect to the assets of the Target Risk Funds a management fee charged at the annual rate of .06% of the aggregate value of assets of the Target Risk Funds, which fee will accrue on a daily basis and will be paid monthly from the assets of the Target Risk Funds. The Target Risk Funds bear their respective portions of this fee pro rata based on their respective net asset values as of the time of calculation thereof.

TARGET RISK FUNDS

FUND DECLARATION

SCHEDULE C

The Trustee has not entered into an investment advisor agreement for any of the Target Risk Funds.

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